Exhibit 99.1
Submission of ‘2020 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange

On March 5, 2021, Shinhan Financial Group submitted a ‘2020 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange. The English report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 19, 2021.

Shinhan Bank and Shinhan card, wholly owned subsidiaries of Shinhan Financial Group, also submitted a ‘2020 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange on March 5, 2021 and the reports are available at the following websites, www.shinhan.com and www.shinhancard.com.